Explanatory Note:

This corrected PX14A6G is being filed to correct an inadvertent error in the ‘Conclusion’ section of form PX14A6G previously filed by Bowyer Research with the SEC on February 1st, 2024.

Summary

Bowyer Research urges shareholders to vote FOR Proposal 8, on the 2024 proxy ballot of Apple, Inc. (“Apple” or the “Company”) The “Resolved” clause of Proposal No. 8 states:

Shareholders request the Board of Directors issue a report by March 31, 2025, at reasonable cost and omitting proprietary or confidential information, analyzing the congruency of the Company's privacy and human rights policy positions with its actions, especially in such places as war zones and under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability.

The opposing statement to this Proposal1, submitted by Apple’s Board of Directors (the “Board”), contends that:

1.The Company’s Human Rights Policy “respect[s] internationally recognized human rights in our business operations.”

1.The report requested by Proposal No. 8 would not provide “material additional information” for shareholders.

2.Apple is “transparent about [its] approach to complex situations and commitment to engagement.”

These assertions, however, are based on false argumentation and analysis that:

1.Mischaracterizes the nature of the Proposal.

2.Presents vague, nonbinding commitments in the face of serious concerns regarding the Company’s policies in situations where human rights abuses are at play.

1https://www.sec.gov/Archives/edgar/data/320193/000130817924000010/laapl2024_def14a.pdf

1.The Board mischaracterizes the nature of the Proposal.

As asserted in the Board’s statement, Apple is “deeply committed to respecting internationally recognized human rights in our business operations,” and cites material from the United Nations and the International Labor Organization as part of its moral calculus. The Board seems to believe that this language of common good calculation is sufficient to assuage concerns of shareholders regarding Apple’s ability to handle debates over human rights. Yet, this assumption belies a key misunderstanding of the Proposal’s intent. Proposal No. 8 is requesting information regarding the Company’s prioritization of interests in both maintaining its global client base and dealing with state actors that fail to respect human rights, as opposed to Apple’s basic policies regarding human rights, because the concerns at hand are not merely practical but ideological.

There is a marked and meaningful difference between understanding Apple’s general respect for both the rights of its client base and relevant government interests and understanding which of those priorities wins out in specific cases. Proposal No. 8 is clearly aimed at greater transparency regarding the latter. Apple’s conflation with the former only provides additional skepticism regarding its ability to respond to shareholder concerns.

2.The Board presents vague, nonbinding commitments in the face of serious concerns regarding the Company’s policies in situations where human rights abuses are at play.

In its response to Proposal No. 8, the Board states that “Our commitment to human rights extends to every facet of our business.” Yet, as noted in the 1792 Exchange’s report2 on Apple (which lists the company as High Risk), Apple’s policies created multiple instances of deplatforming content that appeared guided by an overabundance of compliance with regimes directly hostile to human rights, most notably the Chinese Communist Party. Further, as demonstrated in the recent court case Pham v. Apple Inc, Apple has sought legal action against employees who raise concerns over Apple’s content moderation standards in concert with local government regulations.

2 https://1792exchange.com/company/apple/

Proposal No. 8 enumerates further instances that have raised suspicion, particularly Apple’s seeming double standard in the case of Russia (direct action), as compared to its actions in the case of China (largely accommodating). Such concerns are mounting and represent serious questions about Apple’s true commitment to respecting human rights while seeking to align its corporate practices with local government regulations. These questions cannot be erased by a simple, informal commitment to “respect for human rights.” They must be addressed in a more serious fashion, or the Company will only see more skepticism in the future.

Conclusion

As demonstrated in this report, the Board’s response to Proposal No. 8 fails to effectively address the substance of the Proposal’s critique regarding human rights responses by:

1.Mischaracterizing the nature of the Proposal.

2.Presenting vague, nonbinding commitments in the face of serious concerns regarding the Company’s policies in situations where human rights abuses are at play.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders. Apple seems to be asking its shareholders to trust without verifying, even as concerns mount over censorship and the Company dodges questions regarding whose interests take priority in situations where human rights abuses are at play. This does more than jeopardize Apple’s relationship of trust with shareholders. In its misrepresentation of shareholder concerns and glossing over of serious humanitarian issues, it furthers the seemingly political nature of Apple’s stance, a move that can only create further controversy and reputational risk to both Board and Company.